MSCI INC.

88 Pine Street, New York, New York 10005

Tel. (212) 804-3900 Fax (212) 785-9639

April 27, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:     Mr. Mark P. Shuman, Branch Chief-Legal

Re:	MSCI Inc.
Registration Statement on
Form S-4
File No. 333-165888

Dear Mr. Shuman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MSCI Inc. (“MSCI”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-165888) (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on Tuesday, April 27, 2010, or as soon thereafter as practicable.

MSCI acknowledges that the disclosure in the Registration Statement is the responsibility of MSCI. MSCI represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve MSCI from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

MSCI represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John A. Bick, Davis Polk & Wardwell LLP, at (212) 450-4000 with any questions you may have concerning this request. In addition, please notify Mr. Bick when the request for acceleration has been granted.

Sincerely,

MSCI INC.

By:	/s/ Frederick W. Bogdan
Name:	Frederick W. Bogdan
Title:	General Counsel